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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



For the month of                       MARCH                     2005
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Commission File Number               000-51034
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                           ACE AVIATION HOLDINGS INC.
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                (Translation of registrant's name into English)

     5100 DE MAISONNEUVE BOULEVARD WEST, MONTREAL, QUEBEC, CANADA, H4A 3T2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                      Form 40-F        X
                      -----------------              ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                             No         X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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On March 30, 2005, ACE Aviation Holdings Inc. announced that it had entered into agreements with a group of underwriters to sell Class A Variable Voting Shares and Class B Voting Shares, and 4.25% Convertible Senior Notes due 2035. Excerpts from the announcement are set forth below:

ACE AVIATION ANNOUNCES PRICING OF CDN$720 MILLION CONCURRENT EQUITY AND CONVERTIBLE SENIOR NOTES OFFERINGS

MONTREAL, March 30, 2005 - ACE Aviation Holdings Inc. announced today that it has entered into agreements with a group of underwriters to sell an aggregate of 11,350,000 Class A Variable Voting Shares and Class B Voting Shares (collectively the "Shares") at a price of Cdn$37.00 per Share for gross proceeds of approximately Cdn$420 million, and Cdn$300 million of 4.25% Convertible Senior Notes due 2035, for aggregate gross proceeds of approximately Cdn$720 million. In addition, ACE has granted the underwriters over-allotment options to purchase up to an additional 10 per cent of each of the offerings, during the 30 days following closing. The offerings are subject to normal regulatory approvals and are expected to close on or about April 6, 2005.

The convertible senior notes will be convertible into Shares at an initial conversion price of Cdn$48.00 per Share, representing a premium of approximately 30% to the Share offering price and being a ratio of approximately 20.8333 Shares per Cdn$1,000 principal amount of the notes.

The convertible senior notes will be convertible at any time at the option of the holders into Shares. Starting June 6, 2008, ACE will have the right to redeem all or a portion of the convertible senior notes. Holders may require ACE to purchase all or a portion of their convertible senior notes, at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, on June 1, 2010, June 1, 2015, June 1, 2020, June 1, 2025 and June 1, 2030.

As previously announced, Air Canada, ACE Aviation's principal subsidiary, obtained commitments from a syndicate of lenders for the establishment of a two year senior secured revolving credit facility in an aggregate amount of Cdn$300 million, subject to completion of the equity offering.

The net proceeds from the offerings will be used primarily to repay currently outstanding debt of Cdn$540 million under the exit credit facility with General Electric Capital Corporation.

The Shares and convertible senior notes being offered by ACE have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The statements made in this release concerning the Company's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

Contacts:         Isabelle Arthur (Montreal) (514) 422-5788
                  Laura Cooke (Toronto)      (416) 263-5576
                  Angela Mah (Vancouver)     (604) 270-5741

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ACE AVIATION HOLDINGS INC.
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                                                 (Registrant)

Date:     March 30, 2005             By:     /s/ M. ROBERT PETERSON
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                                             Name:  M. Robert Peterson
                                             Title: Chief Financial Officer